Exhibit 12.1
VISUAL SCIENCES, INC.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio)

	Three Months
	Ended
	March 31,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Fixed Charges
Interest	$200	$797	$34	$39	$46	$896
Amortization of debt discount	292	968	—	—	—	—
Interest portion of annual rentals	48	191	93	70	83	83

Total fixed charges for purpose of ratio	$540	$1,956	$127	$109	$129	$979

Earnings
Income (loss) from continuing operations before income taxes	$(718)	$(12,220)	$6,586	$1,814	$(2,109)	$(2,644)
Add: fixed charges	540	1,956	127	109	129	979

Earnings (loss) for purpose of ratio	$(178)	$(10,264)	$6,713	$1,923	$(1,980)	$(1,665)

Ratio of earnings to fixed charges	N/A	N/A	52.9	17.6	N/A	N/A

Deficiency of earnings available to cover fixed charges	$(178)	$(10,264)	$—	$—	$(1,980)	$(1,665)